     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 22, 1999

                                               SECURITIES ACT FILE NO. 333-15973
                                        INVESTMENT COMPANY ACT FILE NO. 811-5870

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                                (Name of Issuer)
                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                      (Name of Person(s) Filing Statement)
                SHARES OF COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                                  59019R 10 5
                     (CUSIP Number of Class of Securities)
                                 TERRY K. GLENN
                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                             800 SCUDDERS MILL ROAD
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

          THOMAS R. SMITH, JR., ESQ.                       PATRICK D. SWEENEY, ESQ.
               BROWN & WOOD LLP                      MERRILL LYNCH ASSET MANAGEMENT, L.P.
            ONE WORLD TRADE CENTER                              P.O. BOX 9011
        NEW YORK, NEW YORK 10048-0557                  PRINCETON, NEW JERSEY 08543-9011
                                        JUNE 22, 1999
                             (Date Tender Offer First Published,
                              Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

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Transaction                              Amount of Filing
Valuation:            $196,200,000.00(a) Fee:                  $39,240.00(b)

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(a) Calculated as the aggregate maximum purchase price to be paid for 20,000,000 shares in the offer, based upon the net asset value per share ($9.81) at June 17, 1999.

(b) Calculated as 1/50th of 1% of the Transaction Valuation.

 / /   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: ________________________________________________________
Form or Registration No.: ______________________________________________________
Filing Party: __________________________________________________________________
Date of Filing: ________________________________________________________________

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ITEM 1. SECURITY AND ISSUER.

    (a) The name of the issuer is Merrill Lynch Senior Floating Rate Fund, Inc., a closed-end investment company organized as a Maryland corporation (the "Fund"). The principal executive offices of the Fund are located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

    (b) The title of the securities being sought is shares of common stock, par value $0.10 per share (the "Shares"). As of May 28, 1999 there were approximately 331 million Shares issued and outstanding.

    The Fund is seeking tenders for 20,000,000 Shares (the "Offer"), at net asset value per Share (the "NAV") calculated on the day the tender offer terminates, less any "Early Withdrawal Charge," upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 22, 1999 (the "Offer to Purchase"). A copy of each of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a)(1)(ii) and Exhibit
(a)(2), respectively. Reference is hereby made to the Cover Page and Section 1 "Price; Number of Shares" of the Offer to Purchase, which are incorporated herein by reference. The Fund has been informed that no Directors, officers or affiliates of the Fund intend to tender Shares pursuant to the Offer.

    (c) The Shares are not currently traded on an established trading market.

    (d) Not Applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) Reference is hereby made to Section 9 "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    Reference is hereby made to Section 7 "Purpose of the Offer," Section 8 "Certain Effects of the Offer" and Section 9 "Source and Amount of Funds" of the Offer to Purchase, which are incorporated herein by reference. The Fund is currently engaged in a public offering, from time to time, of its Shares. The Fund otherwise has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) a sale or transfer of a material amount of assets of the Fund; (d) any change in the present Board of Directors or management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of Directors, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (f) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; or (g) changes in the Fund's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Fund by any person. Paragraphs (h) through (j) of this Item 3 are not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    There have not been any transactions involving the Shares of the Fund that were effected during the past 40 business days by the Fund, any executive officer or Director of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing including any executive officer or director of any such subsidiary, except that within the past 40 business days pursuant to the public offering of its Shares the Fund has sold approximately 6.1 million Shares at a price equal to the NAV of the Fund on the date of each such sale.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The Fund does not know of any contract, arrangement, understanding or relationship relating directly or indirectly, to the Offer (whether or not legally enforceable) between the Fund, any of the Fund's executive officers or Directors, any person controlling the Fund or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 7. FINANCIAL INFORMATION.

    (a) Reference is hereby made to the financial statements included as Exhibits (g)(1), (g)(2) and (g)(3) hereto, which are incorporated herein by reference.

    (b) None.

ITEM 8. ADDITIONAL INFORMATION.

    (a) None.

    (b) None.

    (c) Not Applicable.

    (d) None.

    (e) The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)           (i)  Advertisement to be printed in THE WALL STREET JOURNAL.
                (ii)  Offer to Purchase.
(a)(2)                Form of Letter of Transmittal.
(a)(3)                Letter to Stockholders.
(b)(1)                Form of Loan Agreement by and between The Bank of New York and the Fund.*
(b)(2)                Extension of Termination Date and Amendment No. 1 to the Loan Agreement
                      dated June 21, 1999.
(c)                   Not Applicable.
(d)-(f)               Not Applicable.
(g)(1)                Audited Financial Statements of the Fund for the fiscal year ended August
                      31, 1997.
(g)(2)                Audited Financial Statements of the Fund for the fiscal year ended August
                      31, 1998.
(g)(3)                Unaudited Financial Statements of the Fund for the six-month period ended
                      February 28, 1999.

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* Previously filed in the Fund's Tender Offer Statement as filed with the Securities and Exchange Commission on June 23, 1998.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       MERRILL LYNCH SENIOR FLOATING RATE FUND,
                                                  INC.

                                                  By     /s/ TERRY K. GLENN
                                                     ...........................

                                                          (Terry K. Glenn,
                                                             President)

June 22, 1999

                                 EXHIBIT INDEX

  EXHIBIT
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(a)(1)(i)    Advertisement to be printed in THE WALL STREET JOURNAL.
(a)(1)(ii)   Offer to Purchase.
(a)(2)       Form of Letter of Transmittal.
(a)(3)       Letter to Stockholders.
(b)(2)       Extension of Termination Date and Amendment No. 1 to the Loan Agreement dated June 21, 1999.
(g)(1)       Audited Financial Statements of the Fund for the fiscal year ended
             August 31, 1997.
(g)(2)       Audited Financial Statements of the Fund for the fiscal year ended
             August 31, 1998.
(g)(3)       Unaudited Financial Statements of the Fund for the six-month period ended February 28, 1999.